NEXSTAR BROADCASTING GROUP, INC.

5215 N. O’Connor Blvd., Suite 1400

Irving, Texas 75039

March 11, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Celeste M. Murphy
Mr. Jonathan Groff

Re:	Nexstar Broadcasting Group, Inc.

Preliminary Information Statement filed on Schedule 14C

Filed February 27, 2013

File No. 000-50478

Dear Ms. Murphy and Mr. Groff:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2013 to Ms. Elizabeth Ryder, Vice President and General Counsel of Nexstar Broadcasting Group, Inc. (the “Company”), with respect to the Preliminary Information Statement on Schedule 14C (the “Information Statement”) that was filed with the Commission on February 27, 2013.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

In addition, we have filed a revised Information Statement to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to the revised Information Statement, except as otherwise noted. We have enclosed a courtesy package, which includes two copies of the revised Information Statement, two of which have been marked to show changes from the initial filing of the Information Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 11, 2013

Voting and Vote Required, page 2

General

1.	Please reconcile the statement that “written consent was executed by the holders of 4,315,384 shares of our Class B common stock…” with the prior statement that “[a]s of the Record Date, the Company had 25,164,248 shares of Class A common stock, 4,252,471 shares of Class B common stock and no shares of Class C common stock outstanding and entitled to vote.”

Response: We respectfully advise the Staff that the differing share amounts is due to (1) the conversion of a portion of shares of Class B common stock by ABRY between the date of the written consent and the record date and (2) the inclusion of shares of Class B common stock in the total number of shares outstanding that are beneficially owned by our CEO, but who did not execute the written consent. On February 13, 2013, the date of the written consent, ABRY beneficially owned 4,315,384 shares of our Class B common stock. On February 15, 2013, as reported on a Form 8-K we filed with the Commission on the same date, ABRY converted 450,000 shares of our Class B common stock into shares of our Class A common stock in connection with the exercise of an over-allotment option by the underwriter related to a previously announced secondary offering by ABRY. As a result, ABRY beneficially owned 3,865,384 shares of our Class B common stock (4,315,384 shares less 450,000 shares). As of the record date, which is determined at the close of business on such date, the total number of shares of our Class B common stock consisted of 3,865,384 shares beneficially owned by ABRY and 387,087 shares beneficially owned by our CEO, which is reflected in the beneficial ownership table on page 8 of the revised Information Statement.

Amendment To Amended And Restated Certificate Of Incorporation To Provide A Forum Selection Provision, page 4

2.	We note your amendment to provide a forum selection provision. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: Based upon the Staff’s comment, we have revised the disclosure on page 4 to disclose that it is possible that a court could rule that forum selection provision is inapplicable or unenforceable.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 11, 2013

3.	Please supplement the “Effect of the Forum Selection Amendment,” the “Effect of the Stockholder Action by Written Consent Amendment” and the “Effect of the Special Meeting of Stockholders Amendment” sections to address potential drawbacks to shareholders. For example, explain that the forum selection provision may increase the cost of bringing lawsuits and may effectively discourage shareholder claims. As another example, disclose that the written consent and special meeting amendments may limit the ability of shareholders to act on matters that arise between annual meetings.

Response: Based upon the Staff’s comment, we have revised the disclosure on pages 4, 5 and 6 to address potential drawbacks to shareholders with respect to the amendments noted above.

*            *             *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing have been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Jason K. Zachary at (212) 446-4844 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

/s/ Elizabeth Ryder
Elizabeth Ryder
Vice President and General Counsel

cc:	Joshua N. Korff

Kirkland & Ellis LLP

Jason K. Zachary

Kirkland & Ellis LLP

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